FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE November 9, 2011

ITEM 3.	NEWS RELEASE

A news release was disseminated on November 9, 2011 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group is pleased to report drill intercepts grading 3.47 g/t Platinum, Palladium and Gold (2 PGE+Au) over 3.5 meters and 7.00 g/t 2PGE +Au over 5.0 meters at vertical depth of approximately 660 meters. The high grade, thick, layered intercepts are located in an area north of the previously mapped North Limb of the Bushveld Complex. This Northern extension of the Bushveld Complex was first discovered by the Company in early 2011 under cover rocks by drilling based on detailed geophysical and geochemical work. Drilling is continuing and the drill program is being immediately expanded. The intercepts are located on the 137 square kilometer Waterberg Property and the new zone has a projected, potential strike length distance of 7 kilometers.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) is pleased to report drill intercepts grading 3.47 g/t Platinum, Palladium and Gold (2 PGE+Au) over 3.5 meters and 7.00 g/t 2PGE +Au over 5.0 meters at vertical depth of approximately 660 meters. The high grade, thick, layered intercepts are located in an area north of the previously mapped North Limb of the Bushveld Complex. This Northern extension of the Bushveld Complex was first discovered by the Company in early 2011 under cover rocks by drilling based on detailed geophysical and geochemical work. Drilling is continuing and the drill program is being immediately expanded. The intercepts are located on the 137 square kilometer Waterberg Property and the new zone has a projected, potential strike length distance of 7 kilometers.

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Reef	From	To	Thickness	Pt	Pd	Au	2PGE +Au
	metres	metres	metres	g/t	g/t	g/t	g/t
T1 Reef	643.25	646.75	3.50	1.11	1.74	0.62	3.47
T2 Reef (High grade zone)	663.25	665.25	2.00	3.54	8.82	2.10	14.46
T2 Reef (Including high grade zone)	661.50	666.50	5.00	1.71	4.22	1.07	7.00

Rhodium, nickel and copper assays for the announced drill intercepts are still pending. Other drill hole intercepts on the property with assays pending confirm that the T1 and T2 mineralized layers appear to be true layers or reefs.

Platinum Group Metals acquired the Waterberg Property by making a Prospecting Permit Application. Platinum Group is the operator. In October 2009 the Company entered into an agreement with JOGMEC (Japan Oil and Gas Mineral Exploration Company) whereby they can earn a 37% interest in the Waterberg Project from Platinum Group Metals by funding exploration and drilling costs totaling US $3.2 million by 2013. Detailed surface exploration commenced in 2009 and drilling commenced in 2011. Mnombo Wethu Consultants CC (“Mnombo”), a Black Empowerment Company holds a 26% participating interest in Waterberg.

Platinum Group Metals also announces today, it has agreed to acquire 49.9% of Mnombo. Platinum Group will pay Mnombo 1.2 million Rand (US$150,000) and has agreed to fund Mnombo’s 26% share of costs on the Project to feasibility. Platinum Group will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total of 49.97% . Mnombo is owned by Mr. Mlibo Mgudlwa. Mnombo has held an interest in Waterberg since 2009. On November 1, 2011 it was announced that Mr. Mgudlwa, a lawyer, was appointed as Vice President of Platinum Group Metals RSA Pty Ltd. The discovery at Waterberg was made after his appointment as Vice President.

The property is located 70 kilometers north of the Anglo Platinum Mogalakwena Open Pit Mine (55 million ounces Reserves 4E) and 82 kilometers north of the Ivanhoe Nickel and Platinum Project (Platreef Resources (Pty) Ltd). The North Limb is receiving increased exploration interest following the $280 million investment for 10% of Ivanhoe by Itochu and JOGMEC of Japan in 2011.

Waterberg Background

Waterberg is a part of a group of exploration Projects that came from a regional target initiative of the Company over the past two years. Platinum Group Metals targeted this area based on its own detailed geophysical, geochemical and geological work along trend, off the north end of the mapped North Limb. The detailed geophysical and other work indicated potential for a large embayment or thickened package of Bushveld rocks under the Waterberg formation cover rocks. Embayments or pockets in the floor of the North Limb have been modeled and shown to be an important ore control. Exploration on the North Limb in embayments and to depths of up to 2,000 meters has resulted in significant new discoveries including the Akanani Deposit, which resulted in the takeover of Afriore by Lonmin. Exploration at the Ivanhoe Nickel and Platinum project is currently proceeding with more than 20 drill rigs recently reported on site.

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The Waterberg drilling program, with two machines currently, is being expanded to four machines. Hole WB003 has not yet reached the depth and stratigraphic position of the typical Platreef mineralized layer near the floor rocks of the Bushveld Complex, and this hole is still in progress. Assays received and reported for WB003 above are from upper zones only. The T1 Reef is in a harzburgite while the T2 Reef is in a norite host.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa. QAQC procedures include blanks, standards and chain of custody processes and previously reported.

About Platinum Group Metals Ltd.

Platinum Group holds mineral rights in both Canada and South Africa and the Company owns 74% of the WBJV Project 1 Platinum mine where a $ 100m development phase and underground work has commenced. A full Mining Right Application has been filed with the government of South Africa for the WBJV with a production target of 275,000 ounces 4E platinum group metals.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

November 9, 2011

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